Exhibit 99.1

Obsidian Energy Announces First Half Capital Program Update

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Achieved new production record of 14,000 boe/d for Peace River asset
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Completed drilling all wells in our first Peace River Clearwater waterflood pilot on the
Dawson 4-24 Pad

CALGARY, June 3, 2025 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on our first half 2025 capital program. Having completed our exploration/appraisal program in the first quarter of 2025 to further delineate our Peace River asset, second quarter activities focused on bringing the remaining wells on production. All 30 (28.4 net) wells in our first half program1 were rig released by the end of May, and all development wells are now on production.

“We are pleased with our first half 2025 development program, which was concentrated on our Peace River Bluesky and Clearwater assets,” said Stephen Loukas, Obsidian Energy’s President and CEO. “We’ve achieved solid production results from this program as we stepped back into our established development areas at Harmon Valley South (“HVS”) and Dawson in Peace River. In our Walrus area, we achieved the strongest initial production rates to date in the field, further validating its potential. Our Dawson Clearwater program continued to outperform our expectations on primary production and all five waterflood pilot wells are online, including two single leg wells that will become injectors after production tests. The successful execution of this pilot project is expected to provide the opportunity for broader implementation of enhanced oil recovery techniques on our Peace River assets to further increase reservoir recovery and reduce decline rates.”

Mr. Loukas continued, “We continue to monitor the macro-economic environment as it remains unsettled, causing uncertainty in the industry. We will adjust our capital allocation decisions accordingly as we finalize our second half 2025 plans, which are expected to be announced in late June/early July.”

HEAVY OIL ASSET HIGHLIGHTS

Our second quarter 2025 activities focused on development drilling in the established, all season access fields of HVS (Bluesky formation) and Dawson (Clearwater formation). Included in our drilling program were four farm-in wells where we earned additional land holdings at HVS and Seal.

Development Program

We rig released and brought on production the remaining operated development wells in Peace River through April and into May, leading to a new production high of 14,000 boe/d for this area.

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Dawson 4-23 Pad (Clearwater) – Simultaneous facilities construction and drilling operations supported faster-paced development as we follow the established productive trends through this field. All four wells are now on production with the remaining two wells in the first half program producing at a 30-day initial production (“IP”) rate of 393 boe/d and 105 boe/d, respectively.

1 Number of wells rig released in the first half of 2025 excludes the two (2.0 net) Peace River single leg injector wells, which are currently in production tests.

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Our Dawson field continues to produce at higher rates than forecasted. Since the field was established in 2023, Clearwater production has grown significantly from 189 boe/d in the fourth quarter 2023 to over 3,000 boe/d in May 2025 (field estimate), driven purely by organic drilling success. We expect to continue the development of the field as we follow up on our strong results over the past 18 months.
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HVS Field (Bluesky) – All five development wells in the 2025 program are now online, providing strong production additions and further reservoir information to continue to refine our drilling operations. In addition, two of the five (5.0 net) wells further tested our “waffle well” drilling design, showing successful results in increasing initial production performance on existing Pads.
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HVS 13-08 Pad – Two (2.0 net) wells from the first half program came onstream and delivered 30-day IP rates of 440 boe/d (99 percent oil) and 350 boe/d (99 percent oil), respectively.
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HVS 13-18 Pad – Both wells are on production and produced at 30-day IP rates of 251 boe/d (98 percent oil) and 185 boe/d (99 percent oil), respectively.
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HVS 14-07 Pad – The one (1.0 net) well came on production in May and has produced at a 22-day IP rate of 568 boe/d (100 percent oil). We have identified two follow up locations from this pad, which are currently scheduled for our near-term drilling plans.
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Walrus 7-21 Pad – Two (1.8 net) offset wells were drilled on the existing 7-21 Pad in the main part of the field and placed on production in mid-April. The wells provided results above expectations, producing the highest Bluesky initial rates achieved in our Walrus field to date.
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The 100 percent working interest well achieved an average 30-day IP rate of 170 boe/d (100 percent oil). The second joint interest well (0.8 net) produced at an average 30-day IP rate of 361 gross boe/d (100 percent oil). Through this joint venture, Obsidian Energy gained 10.1 net sections of land with additional follow-up locations.
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Land Farm-In Earning Wells – Four (2.6 net) wells were drilled in HVS and East Seal as part of earning or joint venture land agreements to further delineate new areas of Peace River.
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East Seal 4-14 Pad – The second (0.7 net) well was brought back onstream post-breakup in mid-May and is in the process of cleaning up.
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HVS 16-09 Pad – In the southern part of our HVS field, the two (1.3 net) wells encountered good reservoir but high-viscosity oil. Both wells are on production and produced at a 30-day gross IP rate of 122 boe/d and 52 boe/d, respectively.

Waterflood Pilot Project

The Company continued to advance development of the Dawson field with a Clearwater waterflood pilot project in the centre of the field, expanding activities beyond primary recovery to test the potential for increased reservoir oil recovery.

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Dawson 4-24 Pad - All five (5 net) wells were drilled and placed on production, including the two (2.0 net) single leg injector wells.
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The first two (2.0 net) producer wells onstream had a 30-day IP rates of 329 boe/d and 342 boe/d (100 percent oil), respectively.
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The remaining three (3.0 net) wells are currently onstream with strong initial results. We plan to temporarily produce the injector wells prior to water injection to evaluate reservoir characteristics.

The successful execution of this project opens the potential for additional future value through increased reservoir recovery across our Peace River asset.

Light Oil ASSETS

Obsidian Energy also participated in five (2.2 net) non-operated wells in the first half of the year at the Pembina Cardium Unit #11 (~45 percent working interest). On the 08-12 Pad, four (1.8 net) wells are on production with an average 30-day IP rate of 223 (100 net) boe/d per well. Upon start-up, the wells were rate restricted due to gas takeaway capacity; peak production rates per well ranged between 335 to 360 boe/d per well during the first 30-days. The fifth well was placed on production in late May.

HEDGING UPDATE

In the second quarter of 2025, the Company added new oil and gas contracts to help mitigate the risk of potentially lower commodity prices. Currently, we have the following contracts outstanding on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price (C$/bbl)
WTI Swap	May 2025	6,476	$89.83
WTI Swap	June 2025	12,217	$85.63
WTI Swap	July 2025	4,500	$84.81
WTI Collar	May 2025	3,500	$97.29 - $101.79
WCS Differential	May 2025 - June 2025	8,500	($19.39)
WCS Differential	July 2025 - September 2025	7,750	($18.83)
WCS Differential	October 2025 - December 2025	6,000	($19.30)
MSW Differential	May 2025 - June 2025	1,500	($7.90)
MSW Differential	July 2025 - September 2025	500	($6.59)

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Swap Price (C$/mcf)
AECO Swap	May 2025	19,905	$2.26
AECO Swap	June – October 2025	25,118	$2.24
AECO Swap	November 2025 – March 2026	8,768	$3.48
AECO Collar	May – October 2025	1,896	$2.11 - $2.64

RBC GLOBAL ENERGY, POWER AND INFRASTRUCTURE CONFERENCE

Obsidian Energy will be participating in the RBC Global Energy, Power and Infrastructure Conference (the “Conference”) from June 3rd to 4th, 2025 in New York, NY. Stephen Loukas, President and CEO will be presenting on the Company in a break-out session on June 4, 2025, at 2:30 p.m. ET/ 12:30 p.m. MT.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	mcf	thousand cubic feet
boe	barrel of oil equivalent	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend
WTI	West Texas Intermediate
WCS	Western Canadian Select

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectation for certain wells to be made injectors in the future; our expectations for enhanced oil recovery techniques in Peace River; our plan for our second half 2025 capital program; our development plans at various locations; our plan to evaluate production techniques in order to produce certain heavier viscosity oil; our expectations in connection with the waterflood pilot project; our hedges; and our participation in the Conference.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our senior unsecured notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE". All figures are in Canadian dollars unless otherwise stated.

contact

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Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

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E-mail: investor.relations@obsidianenergy.com